

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Yulin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

>   **Re: Meihua International Medical Technologies Co., Ltd.**
>   **Amendment No. 6 to**
>   **Registration Statement on Form F-1**
>   **Filed December 2, 2021**
>   **File No. 333-258659**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Form F-1 filed December 2, 2021

Cover Page

1.   Please disclose on the cover page and in the Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Summary, page 1

2.   We note your disclosure in the Summary relating to the permissions or approvals that you or your subsidiaries may be required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors, page 21

3.   Please update your disclosure further to reflect that the Commission has adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

     You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague, Esq.